18007449

SEC MAIL PROCESSING Received MAR 05 2018 WASH, D.C.

DM

SEC
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27691

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IFC Holdings, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12750 Citrus Park Lane
(No. and Street)

Tampa	FL	33625
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vanessa Lambrechts 310-899-8672
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

550 South Hope Street, Suite 1500	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Vanessa Lambrechts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IFC Holdings, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Controller

Title

Notary Public

LEYLA L. RAMIREZ
Notary Public - California
Los Angeles County
Commission # 2172335
My Comm. Expires Nov 18, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IFC HOLDINGS, INC. (DBA INVEST FINANCIAL CORPORATION) AND SUBSIDIARY
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Table of Contents

KPMG

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Board of Directors
IFC Holdings, Inc. (dba INVEST Financial Corporation):

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of IFC Holdings, Inc. (dba INVEST Financial Corporation) and its subsidiary (an indirect, wholly owned subsidiary of Prudential, plc) (the Company) as of December 31, 2017, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of IFC Holdings, Inc. and its subsidiary (an indirect, wholly owned subsidiary of Prudential, plc) as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Business Operations

As discussed in note 2 to the consolidated financial statements, on September 12, 2017 the Company's Board of Directors approved a plan to discontinue operations once the Company receives the necessary approval to withdraw as a broker-dealer from Financial Industry Regulatory Authority (FINRA). Management's plan in regard to this matter is also described in note 2.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2000.

Los Angeles, California
February 28, 2018

IFC HOLDINGS, INC. (DBA INVEST FINANCIAL CORPORATION) AND SUBSIDIARY

(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Consolidated Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$ 218,640,052
Restricted cash	2,792,467
Marketable securities	335,201
Commissions receivable	8,442,070
Clearing receivable	2,273,937
Investment advisory receivable	1,704,443
Forgivable notes receivable, net of accumulated amortization of $3,850,241	2,843,989
Receivables from registered representatives, net of allowance of $726,284	1,159,736
Receivable from LPL Financial, LLC	11,075,748
Other receivables	2,204,841
Due from affiliates	33,023,852
Fixed assets, net of accumulated depreciation of $4,074,716	1,409,110
Deferred compensation assets held in trust	4,409,332
Prepaid expenses and other assets	1,205,622
Total assets	291,520,400

Liabilities and Stockholder's Equity

Liabilities:	
Commissions payable	13,823,111
Investment advisory payable	1,586,909
Accounts payable and other accrued expenses	30,242,934
Registered representatives' deferred commissions payable	112,823,775
Deferred compensation payable	4,409,332
Due to affiliates	3,604,598
Income taxes payable	6,041,921
Accrued separation payments	9,733,601
Total liabilities	182,266,181
Stockholder's equity	109,254,219
Total liabilities and stockholder's equity	$ 291,520,400

See accompanying notes to consolidated statement of financial condition.

(1) Organization

IFC Holdings, Inc. (dba INVEST Financial Corporation) (INVEST) and its wholly owned subsidiary, Investment Centers of America, Inc. (ICA), collectively referred to as (the Company) is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH), which in turn is an indirect, wholly owned subsidiary of Prudential plc, London, England. The Company is a registered broker-dealer and investment advisor with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company offers financial products (primarily mutual funds and insurance products) through its registered representatives to customers located throughout the United States.

On August 15, 2017 NPH entered into an asset purchase agreement with LPL Financial, LLC (LPL), selling certain assets of its four broker/dealers: INVEST Financial Corporation, Investment Centers of America, National Planning Corporation and SII Investments, Inc, including business relationships with its registered representatives who become affiliated with LPL and any outstanding notes they hold. NPH received $325,000,000 at closing on August 15, 2017. In addition, a contingent payment of up to $122,800,000 would be made dependent and scalable if the onboarded production is in the range of 72% to 93.5% in aggregate. Given that the aggregate production percentage converted to LPL is expected to fall below 72%, no additional payment is expected.

In accordance with ASC 805, *Business Combinations*, this transaction constitutes a sale of assets and liabilities to LPL. The conversion date for ICA was on the close of business November 29, 2017. ICA's representatives and their licenses converted to LPL's platform on November 30, 2017, while client accounts transferred on December 2, 2017. The conversion date for INVEST was on the close of business February 14, 2018. INVEST's representatives and their licenses converted to LPL's platform on February 15, 2018, while client accounts transferred on February 17, 2018. Subject to regulatory approval, INVEST and ICA will withdraw their broker-dealer registrations and operations will be discontinued.

(a) Subsequent Events

The Company has evaluated events occurring after the balance sheet date (subsequent events) through February 28, 2018, the date the consolidated statement of financial condition was available to be issued, to determine whether any subsequent events necessitated adjustment to or disclosure in the consolidated statement of financial condition. On January 17, 2018 ICA filed Form 7-W with the National Futures Association to withdraw ICA's CFTC registration and National Futures Association membership effective February 17, 2018. No additional events were identified.

(2) Business Operations

Due to the asset purchase agreement with LPL and the resulting sale of the Company's assets and client accounts, on September 12, 2017 the Board of Directors authorized INVEST and ICA to discontinue operations once the firms receive the necessary regulatory approvals to withdraw as broker-dealers from FINRA. This financial statement has been prepared with the assumption that the Company will continue as a going concern and with the Company's sufficient available capital will be able to realize its assets and discharge its liabilities in the normal course of business.

(Continued)

As a result of FINRA's substantive approval rights over the Company's withdrawal as a broker-dealer, the Company has determined that it does not meet the requirements to adopt liquidation basis of accounting under ASC 205-30, *Liquidation Basis of Accounting,* as of December 31, 2017. Accordingly, the Company has applied the going concern basis of accounting in the accompanying financial statement. Upon receiving the required approvals from FINRA, the Company will begin applying the liquidation basis of accounting.

(3) Significant Accounting Policies

The consolidated statement of financial condition includes the accounts of the Company. All significant intercompany balances and transactions have been eliminated in the consolidation process.

(a) Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers*. The main objective of ASU No. 2014-09 is to provide a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. For public business entities, ASU No. 2014-09 is effective for annual reporting periods and interim reporting periods within those annual reporting periods beginning after December 15, 2017. The Company plans to adopt ASU No. 2014-09 on January 1, 2018. As a result of the asset purchase agreement with LPL, the Company does not expect the adoption of this standard to have a material impact on its financials.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents include $126,701,355 in money market accounts and $85,173,287 in money market funds. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage.

(c) Restricted Cash

The Company is required by its regulators, including the SEC, to segregate cash to satisfy rules regarding the protection of customer assets. As of December 31, 2017, total cash of $2,792,467 is segregated into a separate account for the exclusive benefit of customers.

(d) Marketable Securities

Securities are carried at fair value based on quoted market prices and are recorded on a trade-date basis.

(e) ***Fixed Assets***

Fixed assets are carried at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the current estimated useful lives of the assets. Fixed assets consist primarily of furniture and equipment, and computer hardware and software, which are depreciated over three to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life or the lease term. Due to the asset purchase agreement with LPL, the Company's Board of Directors approved accelerated depreciation on fixed assets to reflect a revised useful life term. The fixed assets of ICA have been fully depreciated as of December 31, 2017, while the fixed assets of INVEST will be fully depreciated by March 31, 2018.

(f) ***Goodwill***

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is reviewed for impairment at least annually.

In September 2011, the FASB issued ASU 2011-08, in evaluating goodwill for impairment, the Company first performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

If the two-step goodwill impairment test is required, first, the fair value of the enterprise is compared with its carrying value (including goodwill). If the fair value of the enterprise is less than its carrying value, an indication of goodwill impairment exists and the enterprise must perform step two of the impairment test. Under step two, an impairment loss is recognized for any excess of the carrying amount of the enterprise's goodwill over the fair value of that goodwill. The fair value of goodwill is determined by allocating the fair value of the enterprise in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the enterprise's goodwill.

On August 15, 2017, as part of the asset purchase agreement, the Company's goodwill and associated business relationships were sold to LPL. Accordingly, no further future cash flows are anticipated from the business that gave rise to the goodwill and, as such, management has recorded a full write-off of goodwill.

(Continued)

(g) ***Income Taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company is included in a consolidated federal income tax return with Brooke (Holdco1), Inc. (BH1), an indirect, wholly owned subsidiary of Prudential plc. The Company's tax sharing agreement with BH1 is based on the separate return method and any intercompany income taxes are settled on an annual basis. The Company files combined state tax returns in approximately 25 states and separate state income tax returns for the other states in which the Company is required to file income tax returns.

(h) ***Receivable from Registered Representatives***

Receivable from registered representatives relates to outstanding balances from representatives and forgivable notes offered to registered representatives who have not achieved a predetermined percentage of the agreed-upon gross dealer concessions and must pay down a portion of the note. When it has been determined that a note will be repaid by a representative, the amount to be repaid is reclassified from forgivable notes receivable to receivable from registered representatives. Upon reclassification, the receivable accrues interest at the stated rate of the note. The Company's receivables from registered representatives that transferred to LPL were specifically identified in the asset purchase agreement as assets sold to LPL.

The allowance for doubtful accounts is the Company's best estimate of the amount of credit losses in the Company's existing receivable from registered representatives. The allowance is determined on an individual receivable basis upon review of the probability that a registered representative will not repay all principal and interest contractually due. A receivable is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due, including contractual interest payments. The Company does not accrue interest when a receivable is considered impaired. When ultimate collectability of the principal balance of the impaired receivable is in doubt, all cash receipts on impaired receivables are applied to reduce the principal amount of such receivables until principal has been recovered. Impairment losses are charged against the allowance. Receivables are written off against the allowance when all possible means of collection have been exhausted and the potential for recovery is considered remote.

(i) ***Use of Estimates***

The preparation of the accompanying consolidated statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and the accompanying notes. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate.

(j) ***Fair Value Measurements***

The financial instruments of the Company are reported in the consolidated statement of financial condition at fair values. The Company has determined the fair value of money market funds and marketable securities using the market approach as these financial instruments trade in an active market.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments that are not carried at fair value in the consolidated statement of financial condition as of December 31, 2017, as computed in accordance with the GAAP definition of fair value (an exit price concept, refer to Note 6 for further discussion), on the consolidated statement of financial condition.

	2017	
	Carrying amount	**Fair value**
Financial assets:		
Cash and cash equivalents	$ 218,640,052	218,640,052
Restricted cash	2,792,467	2,792,467
Marketable securities	335,201	335,201
Commissions receivable	8,442,070	8,442,070
Clearing receivable	2,273,937	2,273,937
Investment advisory receivable	1,704,443	1,704,443
Receivable from registered representatives, net	1,159,736	1,073,397
Receivable from LPL Financial, LLC	11,075,748	11,075,748
Financial liabilities:		
Commissions payable	13,823,111	13,823,111
Investment advisory payable	1,586,909	1,586,909

(Continued)

Short-term financial instruments: The carrying value of short-term financial instruments, including cash and cash equivalents, restricted cash pursuant to federal regulations, marketable securities, and other segregated assets, are recorded at amounts that approximate the fair value of these instruments.

Commissions and investment advisory receivable: Product sponsor receivables and receivables from clearing firms are recorded at amounts that approximate fair value. As these amounts are converted into cash within 30 days, their cost basis approximates their fair value at year end.

Receivable from registered representatives, net: These financial instruments are mainly comprised of forgivable loans that have defaulted and are in the process of being repaid or pursued by legal means. These financial instruments also include loans provided to registered representatives, primarily for acquisitions, expansions, and retention purposes. Such loans are generally repaid over a five to seven-year period. Forgivable loans are recorded at cost less an allowance for doubtful accounts while other receivables from representatives approximate fair value and are generally converted to cash. The fair value of receivables from registered representatives, net, is determined through application of a discounted cash flow analysis, based on the contractual maturities of the underlying loans discounted at the weighted average of current market interest rates associated with such loans. The receivables from representatives, excluding loans, cost basis is approximately fair value. The Company's receivables from registered representatives that transferred to LPL were specifically identified in the asset purchase agreement as assets sold to LPL.

Receivable from LPL Financial, LLC: Receivables from LPL, comprised primarily of clearing firm deconversion costs, are recorded at amounts that approximate fair value and are expected to be converted into cash within 30 days of the final conversion date.

Commission and investment advisory payables: Payables due to registered representatives are recorded at amounts that approximate fair value and are expected to settle within 30 days.

(4) Management Incentive Plans

(a) Prudential Long-Term Incentive Plan

Certain officers participate in a share award plan relating to Prudential shares and/or American Depository Receipts (ADRs), the Prudential Long-Term Incentive Plan (PLTIP).

The PLTIP is a Prudential incentive plan in which Jackson National Life Insurance Company (Jackson) may grant share awards to eligible employees in the form of a contingent right to receive Prudential ADRs, or a conditional allocation of Prudential ADRs, subject to the prior approval of the Jackson Remuneration Committees. These share awards vest based on the achievement of Prudential's planned International Financial Reporting Standards (IFRS) pretax operating income for the U.S. business, have vesting periods of three years and are at no cost to the employee. Share awards vest between 0% (less than 90% of plan) and 100% (more than 110% of plan) of the grant amounts dependent on Prudential's IFRS pretax operating income attained over the performance period. Award holders do not have any right to dividends or voting rights attached to the ADRs granted during the performance period. Upon vesting, a number of ADRs equivalent to the value of dividends that otherwise would have been received over the performance period are added to the vested awards.

The liability related to the PLTIP as of December 31, 2017 was $1,392,049 and is included in accounts payable and other accrued expense in the accompanying consolidated statement of financial condition.

(b) Jackson Management Deferred Incentive Plan

The Company also maintains a liability for the Jackson Management Deferred Incentive Plan (MDIP), a non-qualified voluntary deferred compensation plan for certain officers.

The liability related to the MDIP as of December 31, 2017 was $5,371,013 and is included in accounts payable and other accrued expenses in the accompanying consolidated statement of financial condition.

(5) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities are as follows:

Deferred tax assets:		
Forgivable loans	$	547,208
Allowance for doubtful accounts		152,519
Deferred compensation		25,667,487
Accrued vacation		117,753
Accrued bonus		110,923
Accrued severance		1,283,942
Long-term incentive plan		292,330
Depreciation		28,386
Intangible amortization		50,993
Commissions held		24,284
Partnerships		5,616
Other		95,562
Total deferred tax assets		28,377,003
Deferred tax liabilities:		
Prepaids		(28,010)
Unrealized gain on marketable securities		(14,069)
Total deferred tax liabilities		(42,079)
Less: Valuation allowance		(28,334,924)
Net deferred tax assets	$	–

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the "Act") was signed into law making significant changes to the Internal Revenue Code. The Act contains reform to the corporate tax law including reducing the corporate tax rate to 21%, eliminating the 2-year carryback for net operating losses, and creating an indefinite carryforward period for the net operating losses limited to 80% of taxable income. Due to the Act, the deferred tax balances were reduced to an effective tax rate of 21%, which resulted in a 40%, reduction in our deferred tax balances before consideration of the valuation allowance. We have calculated our best estimate of the impact of the Act in our year end income tax provisions in accordance with our understanding of the Act and guidance available as of February 28, 2018.

In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the asset purchase agreement with LPL and the decrease in our projections for future taxable income over the periods in which the deferred tax assets are deductible and the enactment of tax reform eliminating any net operating loss carryback, management does not believe it is more likely than not that the Company will realize the benefits of these deductible differences and

therefore, a full valuation allowance was recorded against the net deferred tax asset balance as of December 31, 2017, due to the uncertainty of its ultimate realization.

The Company has a state tax payable of $816,578 and a federal income tax payable of $5,225,343. As of December 31, 2017, there are no unrecognized tax benefits.

The federal income tax returns for 2014, 2015, and 2016 remain open to examination. The Company files income tax returns in all states. The Massachusetts and Wisconsin income tax returns for tax years 2011 through 2013 are under examination by the Massachusetts Department of Revenue and the Wisconsin Department of Revenue. The state income tax returns for 2014, 2015, and 2016 remain open to examination. The Company does not believe it is probable that a significant change will occur within the coming year to its unrecognized tax benefits.

In July 2017, the Company received consent from the IRS to change its method of accounting related to its nonqualified deferred commission plan and was granted a four-year spread of the §481(a) adjustment. Due to the sale of the business, the total §481(a) adjustment will be recognized on the 2017 tax return.

(6) Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Accounting Standards Codification (ASC) 820-10, *Fair Value Measurement*. Fair value is

defined as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. ASC 820-10 established a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security held by the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 – Valuations based on unadjusted quoted market prices in active markets for identical securities
- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment

The Company has evaluated its investments in money market funds and marketable securities and determined that based on the unadjusted quoted market prices in active markets used to determine fair value that these are classified as Level 1 investments. All other financial instruments are classified as Level 2 investments.

(7) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with National Financial Services Corporation (NFSC) and Pershing LLC, a Bank of New York Mellon company. The Company promptly transmits all customer funds and securities to NFSC and Pershing LLC. In connection with these arrangements, the Company is contingently liable for its customers' transactions. The Company submitted notices of termination of the Fully Disclosed Clearing Agreements of NFSC and Pershing LLC on August 30, 2017 and August 25, 2017, respectively, in connection with the asset purchase agreement with LPL. The date of termination will become effective on or at about FINRA's approval of the Company's application to withdraw registration on Form BDW.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000, or 2%, of "aggregate debit items," whichever is greater, as these terms are defined. ICA is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires the Company to maintain minimum net capital equal to the minimum net capital required under Rule 15c3-1. As of December 31. 2017, the Company had net capital of $39,391,882, which was $39,141,882 in excess of its requirement.

(9) Forgivable Notes Receivable

As discussed in Note 1, NPH entered into an asset purchase agreement with LPL on August 15, 2017, and the Company's forgivable notes associated with representatives that transferred to LPL were acquired in that transaction. ICA's outstanding forgivable note balance of $1,737,360 transferred to LPL on November 29, 2017. As of December 31, 2017 the Company estimated INVEST's outstanding note balance expected to

transfer to LPL was $2,843,989, which is reflected as forgivable notes receivable, net, in the accompanying consolidated statement of financial condition. INVEST's final outstanding balance of $2,622,183 transferred to LPL on February 14, 2018.

Prior to the LPL conversion date, the Company held forgivable notes from certain registered representatives. Under the terms of the forgivable notes, the principal was forgiven over a period of time, generally five to seven years. In most cases, the forgiveness of the notes was contingent upon the continued affiliation of the representative and the representative achieving agreed upon production levels, measured in terms of gross dealer concessions. In some cases, forgiveness of the notes was granted solely upon continued affiliation.

The Company recorded amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. Typically, when the representative did not achieve the minimum gross dealer

concessions, but did achieve a predetermined percentage of the agreed upon production levels, the term of the forgivable note may have been extended. Under such circumstances, the unamortized balance of the note was amortized over the remaining term. However, if the representative achieved an amount lower than the predetermined percentage of the agreed upon production levels, the note was amended, the representative was required to pay down a portion of the note, and the remaining balance was amortized over the remaining term. When it was determined that a note would be repaid by a representative, the amount to be repaid was reclassified from forgivable notes receivable to receivable from registered representatives.

During 2017, forgivable notes receivable totaling $2,193,175 became fully amortized and were forgiven by the Company.

(10) Receivables from Registered Representatives and Allowance for Doubtful Accounts

INVEST holds repayable notes from certain registered representatives. Some of these notes relate to representatives that chose not to transfer to LPL as part of the asset purchase agreement. INVEST is actively pursuing collections on the notes that were not acquired by LPL.

Receivables from registered representatives, with interest rates ranging from 2.76% to 6.50%. The receivables mature from February 20, 2018 through December 20, 2034	$	1,703,054
Allowance for receivables from registered representatives		(653,763)
Receivables from registered representatives, net		1,049,291
Other receivables from registered representatives		182,966
Allowance for other receivables from registered representatives		(72,521)
Other receivables from registered representatives, net		110,445
Total receivables from registered representatives, net	$	1,159,736

(11) Fixed Assets

Due to the asset purchase agreement with LPL, the Company's Board of Directors approved accelerated depreciation on fixed assets to reflect a revised useful life term. The fixed assets of ICA have been fully depreciated as of December 31, 2017, while the fixed assets of INVEST will be fully depreciated by March 31, 2018.

The major classifications of fixed assets are as follows:

Leasehold improvements	$	3,358,492
Office equipment, furniture, and fixtures		1,932,209
Computer hardware and software		193,125
Total fixed assets		5,483,826
Less accumulated depreciation		(4,074,716)
Fixed assets, net	$	1,409,110

(12) Employee Defined Contribution Plans

The Company participates with Jackson in a defined contribution retirement plan covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(13) Deferred Commission Plans

(a) Employee Deferred Commission Plan

The Company has a nonqualified deferred commission plan for certain employees. Effective December 28, 2006, this plan is no longer accepting new contributions. All plan assets are included in deferred compensation assets held in trust, fully offset by a corresponding liability. The asset and liability related to the plan are each $85,372 as of December 31, 2017, and are included in the accompanying consolidated statement of financial condition.

(b) Registered Representatives' Deferred Commission Program

Prior to April 1, 2004, ICA had a non-qualified deferred commission plan (known as the "Scudder Plan") for certain registered representatives of the Company. Effective December 31, 2003, all plan assets were frozen. All plan assets are included in deferred compensation assets held in trust, fully offset by a corresponding liability. Assets will be held until the balance is fully distributed. The asset and liability related to the Scudder Plan are each $4,323,960 as of December 31, 2017, and are included in the accompanying consolidated statement of financial condition.

The Company sponsors a non-qualified deferred commission plan for its registered representatives (the "Plan"). This Plan was subject to the Company's agreement with Jackson, wherein the Company agreed to transfer title and ownership of amounts equal to amounts deferred pursuant to the Plan to Jackson, which invests the assets. Jackson, in turn, agreed under the ASA to assume, pay, perform, and discharge the Company's debts and obligations under the Plan, including the claims of the Company's creditors that could be asserted against the amounts the Company transferred to Jackson. The ASA was terminated effective March 1, 2017 upon return of all assets under the ASA to the Company by Jackson on February 9, 2017.

On February 9, 2017, Jackson transferred cash equivalent to the vested and unvested Plan balances. The vested liability at December 31, 2017 was $112,823,775 and is included in the registered representatives' deferred commissions payable in the accompanying consolidated statement of financial condition.

The Company furnishes a Plan document and summary each plan year, which is available to its representatives eligible to participate in the Plan. In connection with the asset purchase agreement with LPL, the Company amended and restated the Plan as of August 15, 2017. There will be no future contributions under the Plan for 2018 and on. Participants who transfer to LPL in connection with the asset purchase agreement will not be treated as a termination for purposes of the Plan.

For participants who do not transfer to LPL, the tax law requires that the termination of a representatives' registration with the Company be treated as a termination for purposes of the Plan.

Representatives who are participants are always fully vested in their contributions; however, any Company match or discretionary contribution is subject to a 5-year vesting schedule, or 20% per year, notwithstanding a participant who becomes fully vested due to a death or disability. Company matching and discretionary contributions are based in part on the amount deferred and commission revenue production during the plan year, and are expensed over the relevant vesting period.

(14) Related-Party Transactions

The Company participates in the allocation of costs in which NPH and the other wholly owned subsidiaries of NPH allocate a portion of their operating expenses to the Company, and the Company allocates a portion of its operating expenses to the other subsidiaries of NPH.

Jackson allocates a portion of its leased office space to ICA based on the proportionate share that ICA utilizes for operations.

Pursuant to the tax sharing agreement, the Company paid $51,180,000 to BH1 for federal income taxes for the year ended December 31, 2017.

(15) Commitments and Contingencies

(a) Leases

INVEST leased its primary premises under an operating lease for the year ended December 31, 2017.

INVEST negotiated a buyout of this office lease and will vacate the lease on July 1, 2018, releasing the Company from future responsibility beyond that date. However, the Company remains liable for office leases paid on behalf of INVEST managed program representatives. The Company plans to negotiate terminations, assignments, or subleasing agreements with these representatives, but will remain under contract through the term of each lease unless one of these events occurs.

The following schedule displays minimum rental commitments for the INVEST office leases as of December 31, 2017:

2018	$	786,603
2019		49,434
2020		26,347
2021		27,004
2022		16,025
Total:		905,413

(b) ***Litigation***

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

IFC HOLDINGS, INC. (DBA INVEST FINANCIAL CORPORATION) AND SUBSIDIARY

(An Indirect, Wholly Owned Subsidiary of Prudential plc)

(SEC Identification No. 8-27691)

Consolidated Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed in accordance with Rule 17a-5(e)(3) of the Securities and Exchange Commission.